[LETTERHEAD OF CLIFFORD CHANCE US LLP]

January 9, 2009

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C.  20549
Attention:               Michael Kosoff

Re:          Proxy Statements for Morgan Stanley Select Dimensions Investment Series and Morgan Stanley Variable Investment Series (the “Funds”)

Dear Mr. Kosoff:

Thank you for your telephonic comments on December 30, 2008 regarding the preliminary proxy statement on Schedule 14A (each, a “Proxy Statement”) for each of Global Equity Portfolio, a series of Morgan Stanley Select Dimensions Investment Series, and Global Advantage Portfolio, a series of Morgan Stanley Variable Investment Series (each a “Portfolio” and, together, the “Portfolios”), filed with the Securities and Exchange Commission (the “Commission”) on December 23, 2008.  Below, we describe the changes made to each Proxy Statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  The Funds have considered the Staff’s comments and have authorized us to make on its behalf the responses and changes discussed below.  These changes will be reflected in a definitive proxy statement on Schedule 14A for each Fund (each, a “Definitive Proxy Statement”), which will be filed via EDGAR on or about January 9, 2009.

Comment 1.         Please describe in greater detail the material factors that formed the basis for each Board’s determination for the approval of the distribution plan in connection with each Portfolio’s liquidation.

Response 1.          The disclosure has been revised accordingly.

Comment 2.         Please confirm that the bracketed reference to share certificates is applicable to insurance fund products.

Response 2.          This disclosure has been deleted.

Comment 3.         Please confirm that the tax disclosure is applicable to insurance fund products.

Response 3.          The tax disclosure is applicable to insurance fund products.

Comment 4.         Please briefly explain what will happen to variable contractholders who own the liquidating Portfolios.  For example, will their shares be redeemed and the remaining proceeds used to purchase money market funds available through the plan or will the interests be transferred elsewhere pursuant to notice duly provided to contractholders?

Response 4.          The disclosure has been revised accordingly.

Comment 5.         Please further explain how shares are voted by including the concept of proportional voting and discuss that, as a result of proportional voting, the vote of a small number of contract owners could determine the outcome of a proposal subject to a shareholder vote.

Response 5.          The disclosure has been revised accordingly.

As you have requested and consistent with SEC Release 2004-89, the Funds hereby acknowledge that:

•              the Funds are responsible for the adequacy and accuracy of the disclosure in the filings;

•              the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•              the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 878-8110 or Daniel Burton at Morgan Stanley at (212) 296-6980.  Thank you.

Best regards,

/s/ Richard Horowitz

Richard Horowitz